Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED

CHARGES

(amounts in millions of SEK)
Year	2007	2008	2009	2010	2011
Pre-tax profit before profit or loss for all associated/ JV companies (equity investees)	23,497	17,662	13,643	16,955	21,899

Fixed charges:

Interest expense	1,543	2,023	1,616	1,315	1,706

Interest part of leases/ rentals*	959	1,569	1,280	1,225	1,121

Total fixed charges	2,502	3,592	2,896	2,540	2,827

Dividends from all associated/ JV companies	4,216	3,854	66	104	154

Pre-tax profit before profit or loss for all associated/ JV companies (equity investees) plus fixed charges plus dividends received	30,215	25,108	16,605	19,599	24,880

Ratio of earnings to fixed charges	12.1	7.0	5.7	7.7	8.8

(*)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.